The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this preliminary prospectus supplement to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

As Filed Pursuant to Rule 424(b)(5)
Registration No. 333-108312

Subject to completion, dated December 9, 2003

Prospectus supplement

(To prospectus dated November 24, 2003)

$2,500,000,000

$                                                      % Notes due 20
Issue price:            %

$                                                      % Notes due 20

Issue price:            %

Interest payable                                  and

The 20     notes will mature on                     , 20     and the 20     notes will mature on                     , 20     . Interest on the notes will accrue from                     , 2003, and the first interest payment date will be                     , 2004. The interest rate on each series of notes will be subject to adjustment if the rating assigned to the notes is downgraded (as described in this prospectus supplement). The notes will be our unsecured obligations and will rank equally with our other unsecured indebtedness.

We may redeem the notes in whole or in part at any time at the relevant “make-whole” price described in this prospectus supplement.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

Investing in the notes involves risks. See “Cautionary Statements Regarding Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995” beginning on page S-5 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds to Us,
	Public(1)	Discounts	Before Expenses(1)

Per 20 Note	%	%	%

Per 20 Note	%	%	%

Total	$	$	$

(1)	Plus interest, if any, from , 2003 to the date of delivery.
We expect that delivery of the notes will be made to investors through the book-entry delivery system of The Depository Trust Company and its participants on or about                     , 2003.

Joint Bookrunners

Citigroup	JPMorgan
Joint Lead Manager

UBS Investment Bank

Co-Manager

Scotia Capital

December      , 2003

This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference into this prospectus supplement, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference into this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement or the information incorporated by reference into this prospectus supplement will apply and will supersede that information in the accompanying prospectus. Generally, when we refer to the prospectus, we are referring to both the prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If any person provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

When we refer to “we,” “our” and “us” in this prospectus supplement and the accompanying prospectus, we mean Wyeth, including, unless the context otherwise requires, its subsidiaries. When we refer to “you” or “yours,” we mean the holders of the notes offered hereby.

ii

About Wyeth

We are one of the world’s largest research-based pharmaceutical and health care products companies. In March 2002, we changed our name to Wyeth after being known for 76 years as American Home Products Corporation.

We are a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, vaccines, biopharmaceuticals and non-prescription medicines. We are also a global leader in animal health care.

We specialize in therapy areas of critical need, including neuroscience therapies, gastrointestinal diseases, musculoskeletal therapies, vaccines, infectious diseases, women’s health care, cardiovascular diseases, transplantation and oncology. Our research and development utilizes three technology platforms: small molecules, vaccines and protein pharmaceuticals.

Our pharmaceuticals segment manufactures, distributes, and sells human prescription pharmaceuticals, vaccines and biopharmaceuticals, nutritionals, and animal biologicals and pharmaceuticals. These products are promoted and sold worldwide primarily to wholesalers, pharmacies, hospitals, physicians, retailers, veterinarians, and other human and animal health care institutions. Some of these sales are made to large buying groups representing certain of these customers. Principal product categories for human use and their respective products are: neuroscience therapies including Effexor (marketed as Efexor internationally) and Effexor XR; cardiovascular products including Altace (co-marketed with King Pharmaceuticals Inc.); nutritionals including S26, 2nd Age Promil and 3rd Age Progress (international markets only); gastroenterology drugs including Zoton (international markets only) and Protonix (U.S. market only); anti-infectives including Zosyn (marketed as Tazocin internationally); vaccines including Prevnar (marketed as Prevenar internationally); oncology therapies; musculoskeletal therapies including Enbrel (which, under an agreement, is co-promoted by Wyeth and Amgen in the United States and Canada with Wyeth having exclusive international rights to the product) and Synvisc; hemophilia treatments including BeneFIX coagulation factor IX (recombinant) and ReFacto albumin-free formulated factor VIII (recombinant); immunological products including Rapamune; and women’s health care products including Premarin, Prempro, Premphase, and Triphasil (marketed as Trinordiol internationally). Principal animal health product categories include pharmaceuticals, vaccines including West Nile— Innovator and endectocides including Cydectin.

Our consumer healthcare segment manufactures, distributes and sells over-the-counter health care products. Principal consumer healthcare product categories and their respective products are: analgesics including Advil products; cough/cold/allergy remedies including Robitussin products, Dimetapp products and Alavert; nutritional supplements including Centrum products, Caltrate and Solgar products; hemorrhoidal, antacid, asthma and other relief items including Preparation H and Chap Stick products. These products are generally sold to wholesalers and retailers and are promoted primarily to consumers worldwide through advertising. These products are manufactured in the United States and Puerto Rico, and in 11 foreign countries.

We are incorporated in the State of Delaware, and the address of our principal offices is Five Giralda Farms, Madison, New Jersey 07940. Our telephone number is 973-660-5000. You may visit us at our web site located at www.wyeth.com. The information contained in our web site has not been, and shall not be deemed to be, incorporated by reference into this prospectus supplement.

Recent developments

Fourth Quarter Charge

On December 9, 2003, we announced that we anticipate taking a special charge in the 2003 fourth quarter estimated to be approximately $500.0 million to $700.0 million ($377.5 million to $517.5 million after-tax or $0.28 to $0.39 per share-diluted) for manufacturing restructuring and related asset impairments and debt extinguishment costs. As a result of lower volume in the PREMARIN family of products, we have decided to close our pharmaceutical plant in Singapore and rationalize our network of collection sites for PREMARIN-related raw materials. Approximately $200.0 to $220.0 million of the charge relates to these issues. Approximately $120.0 to $150.0 million relates to the early extinguishment of debt. The balance represents primarily non-cash charges related to other manufacturing sites.

Litigation

During the 2003 third quarter, we increased our reserves in connection with the REDUX and PONDIMIN diet drug matters by $2.0 billion, bringing the total of the charges taken to date to $16.6 billion. Through September 30, 2003, payments into the national settlement funds, individual settlement payments, legal fees and other costs totaling approximately $13.0 billion were paid and applied against the litigation accrual. At September 30, 2003, including the most recent increase, approximately $3.6 billion of the litigation accrual remained.

On November 6, 2003, a jury in the District Court of Texas, 60th Judicial District, Jefferson County, returned a verdict in favor of the plaintiff in the case of Hayes v. American Home Products, et al., No. B-165,374, the first Intermediate opt out case to go to trial. The jury in the Hayes case awarded the plaintiff $1.36 million in compensatory damages for injuries allegedly sustained by the plaintiff due to her use of REDUX and PONDIMIN. We intend to pursue post-trial motions and an appeal if necessary.

We intend to defend ourselves vigorously and believe we can marshal significant resources and legal defenses to limit our ultimate liability in the diet drug litigation. However, it is not possible to predict whether, and if so when, such proceedings will have a material adverse effect on our financial condition, results of operations and/or cash flows and whether cash flows from operating activities and existing and prospective financing resources will be adequate to fund our operations, pay all liabilities related to the diet drug litigation, pay dividends, maintain the ongoing programs of capital expenditures, and repay both the principal and interest on our outstanding obligations without the disposition of significant strategic core assets and/or reductions in certain cash outflows.

As previously disclosed in our Quarterly Report on Form 10-Q for the period ended June 30, 2003, our Wyeth Medica Ireland (WMI) subsidiary was served with a Statement of Claim filed in the High Court, Dublin, Ireland, by Schuurmans & Van Ginneken (SVG), a Netherlands-based molasses and liquid manufacturer and supplier. SVG alleges that WMI conspired with its waste disposal contractors to improperly dispose of a sugar waste process stream that contained medroxyprogesterone acetate (MPA) with the alleged result that MPA found its way into products manufactured by SVG and supplied to its customers. SVG has levied prejudgment attachments in the District Courts of Haarlem and Amsterdam in the Netherlands on certain assets of WMI in connection with the Statement of Claim. As of the date of this prospectus supplement, SVG has agreed with WMI in principle to lift such attachments and refrain from levying further attachments with respect to the Statement of Claim if WMI obtains a bank guarantee of up to 135 million euros as security for amounts SVG has alleged in its Statement of Claim. The specific terms of agreement are still subject to negotiation.

We intend to vigorously contest these claims. However, we cannot predict the outcome of these court proceedings with any certainty. Please refer to our Quarterly Report on Form 10-Q for the period ended June 30, 2003 for additional information regarding this matter.

Use of proceeds

We estimate that the net proceeds from this offering, after deducting estimated fees and expenses, will be approximately $           billion. We intend to use the net proceeds of this offering primarily to fund a potential tender offer for up to $1.0 billion outstanding aggregate principal amount of our 7.90% Notes due 2005 and for other general corporate and working capital purposes, including payments relating to our diet drug litigation.

Concurrent transaction

Concurrently with the offering made hereby, we are offering to sell in a private placement (the “Private Placement”), $850 million (and up to an additional $170 million, if the initial purchasers exercise their overallotment option in full) aggregate principal amount of our Convertible Senior Debentures (the “Convertible Debentures”) to certain qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Convertible Debentures will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. We intend to use the net proceeds of the Private Placement, together with available cash, to redeem in full the $1.0 billion outstanding aggregate principal amount of our 6 1/4% notes due 2006. The Convertible Debentures are not being offered pursuant to this prospectus supplement. Neither this offering nor the Private Placement is conditioned upon the completion of the other. See “Capitalization” for additional information.

Capitalization

The following table sets forth our consolidated historical capitalization at September 30, 2003 on an actual basis and as adjusted to give effect to (i) the issuance of the notes offered hereby, (ii) the anticipated Private Placement of $850 million of Convertible Debentures (which assumes no exercise by the initial purchasers of their overallotment option to purchase additional debentures) and (iii) the application of the estimated net proceeds from these offerings. The issuance of the notes offered hereby and the issuance of the Convertible Debentures described in “Concurrent Transaction” are not contingent on each other. You should read this table in conjunction with our consolidated financial statements including the accompanying notes, and the other financial information pertaining to us included and incorporated by reference in this prospectus supplement.

	September 30, 2003

($ in Millions)	Actual	As Adjusted(1)

Short-term debt, including current portion of long-term debt	$511	$511
Long-term debt, excluding the Convertible Debentures and the notes offered hereby	$6,629	$4,629
Notes offered hereby	—	$2,500
Convertible Debentures	—	$850

Total debt	$7,140	$8,490
Total stockholders’ equity	$8,673	$8,673

Total capitalization	$15,813	$17,163

(1) Subsequent to September 30, 2003, we reduced our outstanding indebtedness incurred in the form of commercial paper by approximately $769.0 million. This reduction in indebtedness occurring subsequent to September 30, 2003 is not reflected in the table of consolidated capitalization above.

Cautionary statements regarding safe harbor provisions of The Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This prospectus supplement and the accompanying prospectus, our annual, quarterly, current and special reports, proxy statements and other information filed with the Securities and Exchange Commission, as well as other written or oral statements made by us or on our behalf, may include forward-looking statements reflecting our current views at the time these statements were made with respect to future events and financial performance. These forward-looking statements can be identified by their use of words such as “anticipates,” “expects,” “is confident,” “plans,” “could,” “will,” “believes,” “estimates,” “forecasts,” “projects” and other words of similar meaning. These forward-looking statements address various matters including:

• our anticipated results of operations, liquidity position, financial condition and capital resources;

• the benefits that we expect will result from our business activities and certain transactions we have announced or completed, such as increased revenues, decreased expenses and avoided expenses and expenditures;

• statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts;

• the future impact of presently known trends, including with respect to product performance and competition;

• expectations regarding the impact of potential litigation relating to PREMPRO, PREMARIN, ROBITUSSIN and DIMETAPP; the nationwide class action settlement relating to REDUX and PONDIMIN; and additional litigation charges related to REDUX and PONDIMIN, including those for opt outs from the national settlement; and

• anticipated developments relating to PREMPRO/ PREMARIN products and ENBREL product supply performance, and ReFacto performance.

All forward-looking statements address matters involving numerous assumptions, risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by us in those statements. Accordingly, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made.

All forward-looking statements should be considered in connection with the cautionary statements appearing below and the cautionary statements that appear under the headings “Quantitative and Qualitative Disclosures About Market Risk” and “Certain Factors That May Affect Future Results” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and in Note 3 to our consolidated condensed financial statements contained in our Quarterly Reports on Form 10-Q incorporated by reference into this prospectus supplement, as well as other cautionary statements contained or incorporated by reference in this prospectus supplement and any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements include, but are not limited to, the following:

• Economic factors over which we have no control such as changes in business, political and economic conditions, including, but not limited to, inflation, fluctuations in interest rates, foreign currency exchange rates and market value of our equity investments and any impacts of war or terrorist acts;

• Increasing pricing pressures, both in and outside the United States, resulting from continued consolidation among health care providers, rules and practices of managed care groups and institutional and governmental purchasers, judicial decisions and governmental laws and regulations relating to Medicare, Medicaid and health care reform, pharmaceutical reimbursement and pricing in general;

• Competitive factors, such as (i) new products developed by our competitors that have lower prices or superior performance features or that are otherwise competitive with our current products; (ii) technological advances and patents attained by our competitors; (iii) changes in promotional regulations or practices; (iv) development of alternative therapies; (v) potential generic competition for PREMARIN and for other health care products as such products mature and patents or marketing exclusivity expire on such products; (vi) problems with licensors, suppliers and distributors; (vii) business combinations among our competitors and major customers; and (viii) ability to attract and retain management and other key employees;

• Government laws and regulations affecting U.S. and international operations, including (i) trade, monetary and fiscal policies and taxes; (ii) price controls, or reimbursement or access policies; (iii) drug importation legislation; (iv) changes in governments and legal systems; and (v) regulatory approval processes affecting approvals of products and licensing, including, without limitation, uncertainties of the FDA approval process that may delay or prevent the approval of new products and result in lost market opportunity;

• Difficulties and delays inherent in pharmaceutical research, product development, manufacturing and commercialization, such as, (i) failure of new product candidates to reach market due to efficacy or safety concerns, inability to obtain necessary regulatory approvals and the difficulty or excessive cost to manufacture; (ii) the inability to identify viable new chemical compounds; (iii) difficulties in successfully completing clinical trials; (iv) difficulties in manufacturing complex products, particularly biological products, on a commercial scale; (v) difficulty in gaining and maintaining market acceptance of approved products; (vi) seizure or recall of products; (vii) the failure to obtain, the imposition of limitations on the use of, or loss of patent and other intellectual property rights; (viii) failure to comply with current Good Manufacturing Practices and other applicable regulations and quality assurance guidelines that could lead to temporary manufacturing shutdowns, products shortages and delays in product manufacturing; and (ix) other manufacturing or distribution problems;

• Difficulties or delays in product manufacturing or marketing, including but not limited to, the inability to build up production capacity commensurate with demand, the inability of our suppliers to provide raw material, or the failure to predict market demand for or to gain market acceptance of approved products;

• Unexpected safety or efficacy concerns arising with respect to marketed products, whether or not scientifically justified, leading to product recalls, withdrawals, regulatory action on the part of the FDA (or foreign counterparts) or declining sales;

• Growth in costs and expenses, changes in product mix, and the impact of any acquisitions or divestitures, restructuring and other unusual items that could result from evolving business strategies, evaluation of asset realization and organizational restructuring;

• Legal difficulties, any of which can preclude or delay commercialization of products or adversely affect profitability, such as (i) product liability litigation related to our products including, without limitation, litigation associated with DIMETAPP, ROBITUSSIN, PREMPRO, and our former diet drug products, REDUX and PONDIMIN; (ii) claims asserting violations of antitrust, securities, or other laws; (iii) tax matters; (iv) intellectual property disputes or changes in intellectual property legal protections and remedies; (v) environmental matters, including obligations under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund; and (vi) complying with the consent decree with the FDA;

• Fluctuations in buying patterns of major distributors, retail chains and other trade buyers which may result from seasonality, pricing, wholesaler buying decisions or other factors; and

• Changes in generally accepted accounting principles promulgated by the Financial Accounting Standards Board, the Emerging Issues Task Force, the Securities and Exchange Commission, and the American Institute of Certified Public Accountants, which may require significant changes to our accounting practices or adjustments to our financial statements.

This list should not be considered an exhaustive statement of all potential risks and uncertainties and should be read in conjunction with the cautionary statements that appear under the headings “Quantitative and Qualitative Disclosures About Market Risk” and “Certain Factors That May Affect Future Results” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and in Note 3 to our consolidated condensed financial statements contained in our Quarterly Reports on Form 10-Q incorporated by reference into this prospectus supplement, as well as the other cautionary statements that are included in or incorporated by reference into this prospectus supplement and any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future development or otherwise.

Selected financial data

The following table presents selected financial data of Wyeth and its subsidiaries for the periods specified.

						Nine Months Ended
	Fiscal Years Ended December 31,					September 30,
($ in thousands,
except per share amounts)	1998	1999	2000	2001	2002	2002	2003

Summary of net revenue and earnings
Net revenue(1)(2)	$11,101,100	$11,695,061	$13,081,334	$13,983,745	$14,584,035	$10,770,041	$11,517,222
Income (loss) from continuing operations(2)(3)(5)	2,152,344	(1,207,243)	(901,040)	2,285,294	4,447,205	2,873,178	1,715,929
Diluted earnings (loss) per share from continuing operations(2)(3)(4)	1.61	(0.92)	(0.69)	1.72	3.33	2.15	1.29
Dividends per common share	0.87	0.905	0.92	0.92	0.92	0.69	0.69
Financial position
Current assets(2)(7)	$10,698,188	$12,384,778	$10,180,811	$9,766,753	$11,595,852	$13,934,817	$12,172,005
Current liabilities(2)(5)	3,478,119	6,480,383	9,742,059	7,257,181	5,475,659	8,327,616	7,567,970
Ratio of current assets to current liabilities(2)(5)(7)	3.08	1.91	1.05	1.35	2.12	1.67	1.61
Total assets(2)(7)	$20,224,231	$23,123,756	$21,092,466	$22,967,922	$25,994,949	$27,628,134	$28,241,381
Long-term debt(2)(6)	3,839,402	3,606,423	2,394,790	7,357,277	7,546,041	7,557,786	6,629,285
Average stockholders’ equity(5)	8,895,024	7,914,772	4,516,420	3,445,333	6,114,243	-	-
Stockholders—outstanding shares
Number of common stockholders	65,124	62,482	58,355	64,698	61,668	-	-
Weighted average common shares outstanding used for diluted earnings per share calculation (in thousands)(4)	1,336,641	1,308,876	1,306,474	1,330,809	1,334,127	1,335,298	1,335,315
Employment data(2)
Number of employees at year end	47,446	46,815	48,036	52,289	52,762	-	-
Wages and salaries	$2,175,517	$2,032,431	$2,264,258	$2,536,220	$2,792,379	-	-
Benefits (including social security taxes)	577,930	593,222	602,816	691,018	842,177	-	-

(1) We adopted new authoritative accounting guidance as of January 1, 2002 reflecting the cost of certain vendor considerations (i.e., cooperative advertising payments) as reductions of revenues instead of selling and marketing expenses. Net revenue for all prior periods presented has been reclassified to comply with the income statement classification requirements of the new guidelines.

(2) As a result of the sale of the Cyanamid Agricultural Products business on June 30, 2000, amounts for the years 1998 and 1999 were restated to reflect this business as a discontinued operation with the net assets of the discontinued business held for sale related to the Cyanamid Agricultural Products business included in current assets.

(3) See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference into this prospectus supplement for discussion of gains related to Immunex/ Amgen common stock transactions, termination fee, litigation charges, goodwill impairment and special charges for nine months ended September 30, 2003 and 2002, and the years ended December 31, 2002, 2001 and 2000.

(4) The weighted average common shares outstanding for diluted loss per share for 2000 and 1999 did not include common stock equivalents, as the effect would have been antidilutive.

(5) As a result of the charges of $2,000,000, $1,400,000, $950,000, $7,500,000 and $4,750,000 in 2003, 2002, 2001, 2000 and 1999, respectively, related to the litigation brought against us regarding the use of the diet drugs REDUX or PONDIMIN, current liabilities increased substantially in 2000 and 1999 compared to the prior year, and the ratio of current assets to current liabilities and average stockholders’ equity decreased substantially in 2000 and 1999 compared to the prior year.

(6) In the 2001 first quarter, we obtained a new $3,000,000 credit facility to support increased commercial paper borrowings and issued $3,000,000 of senior notes. In the 2003 first quarter, the $3,000,000 credit facility terminated and we entered into new credit facilities totaling $2,700,000. Also in the 2003 first quarter, we issued $1,800,000 of senior notes. The proceeds from these borrowings have been used for our general corporate and working capital requirements, including payments related to the REDUX and PONDIMIN diet drug litigation.

(7) On July 15, 2002, upon completion of Amgen Inc.’s acquisition of Immunex, we received 98,286,358 shares of Amgen common stock in exchange for the 223,378,088 shares of Immunex common stock we held as of July 15, 2002. At September 30, 2002, we classified a portion of our investment that could be sold during the next year as available-for-sale securities within current assets. The value of these 80,000,000 shares was $3,336,000 as of September 30, 2002. The remaining 18,286,358 shares were valued at $412,700 as of September 30, 2002, and were recorded in other assets including deferred taxes because such shares were then restricted from being sold within the next year. In the 2002 fourth quarter, we obtained the consent of Amgen to remove this restriction; as such, we sold 67,050,400 shares during the 2002 fourth quarter. As of December 31, 2002, the remaining 31,235,958 shares were valued at $1,509,947. We completed the sales of our remaining shares in the 2003 first quarter.

The ratio of our earnings to fixed charges was 15.0x for the year ended December 31, 2002 and was 8.7x and 12.9x for the nine months ended September 30, 2003 and 2002, respectively. See “Ratio of Earnings to Fixed Charges” in the accompanying prospectus.

Description of the notes

The following description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the notes set forth in the accompanying prospectus (which prospectus refers to the notes as “debt securities”), to which reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying prospectus.

General

20     notes

The aggregate principal amount of the 20     notes is $           billion. The 20     notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on      , 20     . The 20     notes will bear interest at the rate of           % per annum from                     , 2003, subject to adjustment as described below.

20     notes

The aggregate principal amount of the 20     notes is $           billion. The 20     notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on                     , 20     . The 20     notes will bear interest at the rate of           % per annum from                     , 2003, subject to adjustment as described below.

Interest on the 20     notes will be payable semiannually in arrears on                     and                     of each year, beginning on                     , 2004 to the persons in whose names the 20 notes are registered at the close of business on the                     and                     preceding the respective interest payment dates. Interest on the 20     notes will be payable semiannually in arrears on                     and                     of each year, beginning on                     , 2004 to the persons in whose names the 20     notes are registered at the close of business on the                     and                     preceding the respective interest payment dates. If any payment date is not a business day, then payment will be made on the next business day, but without any additional interest or other amount. Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months.

The notes will be direct, unsecured and unsubordinated obligations of Wyeth and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of Wyeth. The notes will be effectively subordinated to all of our current and future secured debt. On December 8, 2003, we had no secured debt outstanding.

The notes will not be subject to any sinking fund.

The notes will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “—Book-entry system” in this prospectus supplement. The notes will be issued in U.S. dollars and only in minimum denominations of $1,000, and integral multiples of $1,000.

The 20     notes and 20     notes will each constitute a separate series of debt securities to be issued under the indenture dated as of April 19, 1992, as amended on October 13, 1992, and as supplemented on December      , 2003, between Wyeth and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as trustee, which is described in the accompanying prospectus.

Interest rate adjustment

At any time on or after the date of this prospectus supplement, to and including March 15, 2006, the interest rate payable on each series of notes will be subject to adjustment from time to time if either Moody’s or S&P downgrades the rating ascribed to the notes as set forth below.

If the rating from Moody’s is decreased to a rating set out below, the interest rate will increase from the rate set forth on the cover page of this prospectus supplement for each series of notes by the percentage set opposite that rating:

Rating	Percentage

Baa2	.25%
Baa3	.50%
Bal	.75%

If the rating from S&P is decreased to a rating set out below, the interest rate will increase from the rate set forth on the cover page of this prospectus supplement for each series of notes by the percentage set opposite that rating:

Rating	Percentage

BBB+	.25%
BBB	.50%
BBB-	.75%
BB+	1.00%

Each adjustment required by any decrease in rating above, whether occasioned by the action of Moody’s or S&P, shall be made independent of any and all other adjustments. If Moody’s or S&P subsequently increases its ratings of the notes to any of the thresholds set forth above, the interest rate on each series of notes will be readjusted downwards to the rate set forth on the cover page of this prospectus supplement for each series of notes plus the applicable percentage set forth opposite such ratings threshold above, provided that in no event shall (a) the interest rate for any series of notes be reduced to below the interest rate set forth for such series on the cover page of this prospectus supplement, or (b) the total increase in the interest rate on any series of notes exceed 1.75%.

Any interest rate increase or decrease, as described herein, will take effect from the first day of the interest period during which a ratings change requires an adjustment in the interest rate. In the case of either the 20      notes or the 20      notes, the interest rate in effect on March 15, 2006 will, thereafter, become the effective interest rate until maturity of the notes.

Optional redemption

The 20     notes and 20     notes will be redeemable at our option, in whole at any time or in part from time to time, on at least 30 days but not more than 60 days prior written notice mailed to each holder of the notes to be redeemed, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum, as determined by the Quotation Agent, of the present values of the principal amount of the notes to be redeemed and the remaining scheduled payments of interest thereon from the redemption date to the maturity date of the notes to be redeemed, exclusive of interest accrued to the redemption date (the “Remaining

Life”), discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus                     basis points for the 20     notes and the Treasury Rate plus                     basis points for the 20      notes, plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

If money sufficient to pay the redemption price of and accrued interest on all of the notes (or portions of the notes) to be redeemed on the redemption date is deposited with the trustee or paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life.

“Comparable Treasury Price” means, with respect to any redemption date, the average of two Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., and their successors provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer.

“Reference Treasury dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding such redemption date using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

We may at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.

Further issues

We may from time to time, without notice to or consent of the holders of the notes, create and issue additional notes ranking equally and ratably with the relevant series of the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional notes or except, in some cases, for the first payment of interest following the issue date of such additional notes). The additional notes may be consolidated and form a single series with the notes of such series and will have the same terms as to status, redemption or otherwise as the notes.

Same-day settlement and payment

The notes will trade in the same-day funds settlement system of The Depository Trust Company (“DTC”) until maturity or until we issue the notes in definitive form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Book-entry system

General

The notes will be issued in the form of one or more fully registered global securities. For purposes of this prospectus supplement, “Global Security” refers to the global security or global securities representing the entire issue of the notes. The Global Security will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as DTC’s nominee. Except in the limited circumstances described below, the notes will not be issued in definitive certificated form. The Global Security may be transferred, in whole and not in part, only to another nominee of DTC. We understand as follows with respect to the rules and operating procedures of DTC, which affect transfers of interests in the Global Security.

DTC

DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between participants through electronic computerized book-entry changes in the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters. DTC is owned by a number of participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Persons who are not participants may beneficially own notes held by DTC only through participants or indirect participants. Beneficial ownership of notes may be reflected (i) for investors who are participants, in the records of DTC, (ii) for investors holding through a participant, in the records of such participant, whose aggregate interests on behalf of all investors holding through such participant will be reflected in turn in the records of DTC, or (iii) for investors holding through an indirect participant, in the records of such indirect participant, whose aggregate interests on behalf of all investors holding through such indirect participant will be reflected in turn in the records of a participant. Accordingly, transfers of beneficial ownership in the Global Security can only be effected through DTC, a participant or an indirect participant. Each of the underwriters is a participant or an indirect participant.

Interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. The Global Security will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity for the

Global Security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Global Security to such persons may be limited.

So long as Cede, as the nominee of DTC, is the registered owner of the Global Security, Cede for all purposes will be considered the sole holder of the notes under the indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive certified form and will not be considered the holders thereof under the indenture. Accordingly, any person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a participant in DTC, on the procedures of the participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of notes.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a beneficial interest in the notes to pledge such notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such notes, may be affected by the lack of a physical certificate for such notes.

Payment of principal of and interest on the notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Security. Neither we nor the trustee, nor any agents of ours or the trustee, will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Upon receipt of any payment of principal of or interest on the Global Security, we understand that it is the practice of DTC to credit the participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in the Global Security held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If we redeem less than all of the notes, we have been advised that it is DTC’s practice to determine by lot the amount of the interest of each participant in the notes to be redeemed.

We understand that under existing industry practices, if we request holders of the notes to take action, or if an owner of a beneficial interest in a note desires to take any action which a holder is entitled to take under the indenture, then (1) DTC would authorize the participants holding the relevant beneficial interests to take such action, and (2) such participants would authorize the beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of notes among its participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither we nor the trustee, nor any agents of ours or the trustee, will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If an event of default (as defined in the accompanying prospectus) has occurred and is continuing and all principal and accrued interest in respect of the notes shall have become immediately due and payable or if DTC is at any time unwilling, unable or ineligible to continue as depositary for the Global Security and a successor depositary is not appointed within 60 days, we will issue individual certificated notes in definitive form in exchange for the Global Security. In addition, we may at any time determine not to have the notes represented by the Global Security, and, in such event, will issue individual certificated notes in definitive form in exchange for the Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of individual certificated notes in definitive form equal in principal amount to such beneficial interest in the Global Security and to have all such certificated notes registered in its name. Individual certificated notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in definitive form only, without coupons.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we will take no responsibility for the accuracy thereof.

Governing law

The indenture and the notes shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

Notices

Notices to holders of the notes will be published in authorized newspapers in the Borough of Manhattan, the City of New York and in London. It is expected that publication will be made in the City of New York in The Wall Street Journal and in London in the Financial Times. We will be deemed to have given such notice on the date of each publication or, if published more than once, on the date of the first such publication.

Concerning the trustee

The trustee, JPMorgan Chase Bank, is the administrative agent and a lending bank under our credit facilities. In addition, one or more affiliates of the trustee have performed and may continue to perform various commercial banking, investment banking and financial advisory services for us. The trustee is an affiliate of J.P. Morgan Securities Inc., one of the underwriters.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement, dated the date hereof, we have agreed to sell to each of the underwriters named below (for whom Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as representatives), and each of the underwriters has severally agreed to purchase, the respective principal amount of each series of the notes set forth opposite its name below:

	Principal Amount	Principal Amount
	of % Notes	of % Notes
Underwriters	Due 20	Due 20

Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC
Scotia Capital (USA) Inc
Total

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

Each series of the notes is a new issue of securities with no established trading market and will not be listed on any securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurances can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of each series of the notes directly to the public at the offering price described on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of           % per 20     note and           % per 20     note. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of           % per 20     note and           % per 20     note to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

We have agreed, during the period from the date of the underwriting agreement until the business day immediately following the delivery of the notes, not to offer, sell, contract to sell or otherwise dispose of any debt securities that are substantially similar to the notes (other than commercial paper issued in the ordinary course of business), without the prior written consent of the representatives.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

Expenses associated with this offering, to be paid by us, are estimated to be $1.8 million.

J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make the notes available to their customers through Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

In the ordinary course of their respective businesses, each of the underwriters or their affiliates have engaged, or may in the future engage, in commercial banking or investment banking transactions with us and our affiliates. Each of the underwriters is a participant in various capacities in our existing credit facilities, and J.P. Morgan Securities Inc. is an affiliate of the trustee. Frank A. Bennack, Jr., a current director of Wyeth, and John R. Stafford, a former director of Wyeth, are also directors of J.P. Morgan Chase & Co., the holding company of J.P. Morgan Securities Inc., one of the underwriters.

Legal matters

Certain legal matters with respect to the offering of the notes will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York, by Lawrence V. Stein, Esq., Senior Vice President and General Counsel of Wyeth and by Jeffrey S. Sherman, Vice President and Associate General Counsel of Wyeth, and for the underwriters by Davis Polk & Wardwell, New York, New York. As of December 8, 2003, Mr. Stein and Mr. Sherman each beneficially owned less than 1% of our common stock (including securities convertible into our common stock).

Prospectus

$2,500,000,000

Debt Securities

This prospectus forms part of a shelf registration statement that we filed with the Securities and Exchange Commission. We may use that registration statement to offer and sell, in one or more offerings at various times, up to a total of $2,500,000,000 of our debt securities.

We may offer and sell debt securities in different series that have different terms and conditions. This prospectus provides you with a general description of certain material terms of those debt securities. When we sell a particular series of the debt securities, we will provide a prospectus supplement describing the specific terms and conditions of that series of debt securities, including:

• the public offering price;

• the maturity date;

• the interest rate or rates, which may be fixed or variable;

• the times for payment of principal, interest and any premium; and

• any redemption provisions of the debt securities in the series.

The particular prospectus supplement may also contain important information about U.S. federal income tax consequences and, in certain circumstances, consequences under other countries’ tax laws to which you may become subject if you acquire the debt securities being offered by that prospectus supplement. The prospectus supplement may also update or change information contained in this prospectus.

THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

You should read carefully both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” before making your investment decision.

We maintain our principal executive offices at:

Five Giralda Farms Madison, New Jersey 07940 Telephone: (973) 660-5000

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 24, 2003.

Forward-looking information may prove inaccurate

This prospectus contains or incorporates by reference “forward-looking statements” as that term is used in federal securities laws about our financial condition, results of operations and business. These statements include, among others:

• statements concerning the benefits that we expect will result from our business activities and certain transactions we have completed, such as increased revenues, decreased expenses and avoided expenses and expenditures; and

• statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

These statements may be made expressly in this prospectus, or may be incorporated by reference to other documents filed with the Securities and Exchange Commission (the “SEC”). You can identify many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” or similar expressions used in this prospectus or incorporated by reference in this prospectus.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results to be materially different from any future results expressed or implied by us in those statements, including the risks and uncertainties of a research-based pharmaceutical and health care company detailed in the documents filed with the SEC and incorporated by reference in this prospectus.

Because the statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution you not to place undue reliance on the statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, the date of the applicable document.

The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We do not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

Where you can find more information about us

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference facilities in Washington, D.C., New York, New York, and Chicago, Illinois. For further information on the public reference rooms, please call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. In addition, our SEC filings may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

• our Annual Report on Form 10-K, filed on March 31, 2003, for the year ended December 31, 2002;

• our Quarterly Reports on Form 10-Q, filed on May 15, 2003, for the quarter ended March 31, 2003, on August 8, 2003, for the quarter ended June 30, 2003 and on November 12, 2003, for the quarter ended September 30, 2003; and

• our Current Report on Form 8-K, filed on January 28, 2003 (related to the sale of our shares of Amgen common stock).

You may obtain documents incorporated by reference into this prospectus at no cost by requesting them in writing from us at the following address:

Investor Relations

Wyeth
Five Giralda Farms
Madison, New Jersey 07940
Tel: (973) 660-5000

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is or is deemed to be incorporated herein or therein by reference, modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed to constitute a part of this prospectus except as so modified or superseded.

The prospectus constitutes a part of a registration statement on Form S-3 (referred to herein, including all amendments and exhibits, as the “Registration Statement”) that we have filed with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. We refer you to the Registration Statement and related exhibits for further information regarding us and our debt securities. The Registration Statement may be inspected at the public reference facilities maintained by the SEC at the addresses set forth above. Statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

About Wyeth

We are one of the world’s largest research-based pharmaceutical and health care products companies. In March 2002, we changed our name to Wyeth after being known for 76 years as American Home Products Corporation.

We are a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, vaccines, biopharmaceuticals and non-prescription medicines. We are also a global leader in animal health care.

We specialize in therapy areas of critical need, including neuroscience therapies, gastrointestinal diseases, musculoskeletal therapies, vaccines, infectious diseases, women’s health care, cardiovascular diseases, transplantation and oncology. Our research and development utilizes three technology platforms: small molecules, vaccines and protein pharmaceuticals.

Our pharmaceuticals segment manufactures, distributes, and sells human prescription pharmaceuticals, vaccines and biopharmaceuticals, nutritionals, and animal biologicals and pharmaceuticals. These products are promoted and sold worldwide primarily to wholesalers, pharmacies, hospitals, physicians, retailers, veterinarians, and other human and animal health care institutions. Some of these sales are made to large buying groups representing certain of these customers. Principal product categories for human use and their respective products are: neuroscience therapies including Effexor (marketed as Efexor internationally) and Effexor XR; cardiovascular products including Altace; nutritionals including S26, 2nd Age Promil and 3rd Age Progress (international markets only); gastroenterology drugs including Zoton (international markets only) and Protonix (U.S. market only); anti-infectives including Zosyn (marketed as Tazocin internationally); vaccines including Prevnar (marketed as Prevenar internationally); oncology therapies; musculoskeletal therapies including Enbrel (which, under an agreement, is co-promoted by Wyeth and Amgen in the United States and Canada with Wyeth having exclusive international rights to the product) and Synvisc; hemophilia treatments including BeneFIX coagulation factor IX (recombinant) and ReFacto albumin-free formulated factor VIII (recombinant); immunological products including Rapamune; and women’s health care products including Premarin, Prempro, Premphase, and Triphasil (marketed as Trinordiol internationally). Principal animal health product categories include pharmaceuticals, vaccines including West Nile—Innovator and endectocides including Cydectin.

Our consumer healthcare segment manufactures, distributes and sells over-the-counter health care products. Principal consumer healthcare product categories and their respective products are: analgesics including Advil products; cough/cold/allergy remedies including Robitussin products, Dimetapp products and Alavert; nutritional supplements including Centrum products, Caltrate and Solgar products; hemorrhoidal, antacid, asthma and other relief items including Preparation H and Chap Stick products. These products are generally sold to wholesalers and retailers and are promoted primarily to consumers worldwide through advertising. These products are manufactured in the United States and Puerto Rico, and in 11 foreign countries.

We are incorporated in the State of Delaware, and the address of our principal offices is Five Giralda Farms, Madison, New Jersey 07940. Our telephone number is 973-660-5000. You may visit us at our web site located at www.wyeth.com. The information contained in our web site has not been, and shall not be deemed to be, incorporated by reference into this prospectus.

Ratio of earnings to fixed charges

The following table shows our consolidated ratio of earnings to fixed charges for the most recent interim period and for each of the five most recent fiscal years ended on December 31.

	Nine Months Ended
	September 30, 2003	Fiscal Year Ended December 31,

		2002	2001	2000	1999	1998

Ratio of earnings to fixed charges	8.7	15.0	7.2	*	*	9.3

* The results of operations for the years ended December 31, 2000 and 1999 were inadequate to cover total fixed charges as defined. The coverage deficiencies for the years ended December 31, 2000 and 1999 were $1,171,633,000 and $1,892,692,000, respectively.

For the purposes of the table above, earnings are defined as income (loss) from continuing operations before income taxes, less equity earnings and capitalized interest, plus fixed charges, distributed income of equity investees, minority interests and amortization of capitalized interest. Fixed charges include interest expense on all debt, amortization of deferred debt issuance costs, capitalized interest and the portion of rental expense on operating leases attributable to interest.

Use of proceeds

Unless otherwise indicated in the prospectus supplement, we will use all or a portion of the net proceeds from the sale of our securities offered by this prospectus and the prospectus supplement for general working capital purposes. General working capital purposes may include repayment of debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement. The net proceeds may be invested temporarily or applied to repay short-term or revolving debt until they are used for their stated purpose.

Description of debt securities

We have summarized below material provisions of the debt securities that we will offer and sell pursuant to this prospectus and material provisions of the indenture. However, you should understand that this is only a summary. We have not described all of the provisions of the indenture. We have filed the indenture with the SEC, and we suggest that you read the indenture. We are incorporating by reference the provisions of the indenture referred to by section numbers and summarized below. The following summary is qualified in its entirety by those provisions of the indenture. For purposes of this section, the term “Company” refers only to Wyeth and not to any of its subsidiaries.

General

The debt securities will be issued under an indenture dated as of April 10, 1992, as amended on October 13, 1992 between the Company and JPMorgan Chase Bank as trustee.

Numerical references in parentheses below are to sections in the indenture. Wherever particular sections or defined terms of the indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference.

We will describe the particular terms and conditions of any series of debt securities offered in the applicable prospectus supplement. The prospectus supplement, which we will file with the SEC, may or may not modify the general terms found in this prospectus. For a complete description of any series of debt securities, you should read both this prospectus and the prospectus supplement relating to that series of debt securities.

As a holder of debt securities issued under the indenture, you will be one of our unsecured creditors and will have a right to payment equal to that of our other unsecured creditors. As of the date of this prospectus, the principal amount of debt securities outstanding under the indenture is $6.1 billion. The indenture does not limit the amount of debt securities that may be issued under it and provides that debt securities may be issued under it from time to time in one or more series.

With respect to each particular series of debt securities that we offer by this prospectus, the prospectus supplement will describe the following terms of each series of debt securities:

• the title of the series;

• the maximum aggregate principal amount, if any, established for debt securities of the series;

• the maximum aggregate initial public offering price, if any, established for the debt securities of the series;

• the date or dates on which the principal will be paid;

• the conditions pursuant to which and the times at which any premium on the debt securities of the series will be paid;

• the annual rate or rates, if any, which may be fixed or variable, at which the debt securities of the series shall bear interest, or the method or methods by which the rate or rates, if any, at which the debt securities of the series shall bear interest may be determined;

• the date or dates from which interest, if any, shall accrue;

• the dates on which any accrued interest shall be payable and the record dates for the interest payment dates;

• the percentage of the principal amount at which the debt securities of the series will be issued, and if less than face amount, the portion of the principal amount that will be payable upon acceleration of those debt securities’ maturity or at the time of any prepayment of those debt securities or the method for determining that amount;

• whether we may prepay the debt securities of the series in whole or part and, if so, the time or times at which any such prepayment may be made, whether the prepayment may be made in whole or may be made in part from time to time and the terms and conditions on which such prepayment may be made, including the obligation to pay any premium or any other make-whole amount in connection with any prepayment;

• the offices or agencies where the debt securities of the series may be presented for registration of transfer or exchange;

• the place or places where the principal of, premium, if any, and interest, if any, on debt securities of the series will be paid;

• whether we will have the right to redeem or repurchase the debt securities of the series, in whole or in part, at our option, when those redemptions or repurchases may be made, the redemption or repurchase price or the method or methods for determining the redemption or repurchase price, and any other terms and conditions relating to any such redemption or repurchase by us;

• whether, when, on what terms and at whose option we will be obligated to redeem or repurchase the debt securities of the series in whole or part at any time pursuant to any sinking fund or analogous provisions or without the benefit of any sinking fund or analogous provisions, and any redemption or repurchase price or the method for determining any redemption or repurchase price;

• if other than denominations of $1,000 and any integral multiple thereof, the denominations in which we will issue debt securities of the series;

• the currency in which we will pay principal, any premium, interest or other amounts owing with respect to the debt securities of the series, which may be United States dollars, a foreign currency or a composite currency;

• any index, formula or other method that we must use to determine the amount of any payment of principal, any premium or interest on the debt securities of the series;

• if the debt securities of the series are subordinated in right of payment to other securities, the terms and conditions of subordination;

• whether, and under what conditions, we will be required to pay any additional amounts;

• whether the debt securities of the series will be issued in certificated or book-entry form;

• any addition to, or change in, the events of default with respect to, or covenants relating to, the debt securities in the series;

• whether the debt securities of the series will be subject to defeasance as provided in the indenture; and

• any other specific terms and conditions of the series of debt securities.

If we sell any series of debt securities that we may pay in, or that are denominated in, one or more foreign currencies, currency units or composite currencies, we will disclose any material applicable restrictions, elections, tax consequences, specific terms and other information with respect to that series of debt securities and the relevant currencies, currency units or composite currencies in the prospectus supplement relating to the offer of that series.

We may also offer and sell a series of the debt securities as original issue discount securities, bearing no interest or interest at a rate that at the time of issuance is below market rates, or at a substantial discount below their stated principal amount. We will describe the income tax consequences and other special considerations applicable to any original issue discount securities of that kind described in the prospectus supplement relating to that series.

Restrictive covenants

Limitation on Liens. The indenture provides with respect to each series of debt securities that, unless the terms of such series of debt securities provide otherwise, the Company will not create or assume, or permit any Restricted Subsidiary (as defined below) to create or assume, any mortgage, pledge, security interest or lien (“Mortgage”) of or upon any Principal Property (as defined below) or shares of capital stock or indebtedness of any Restricted Subsidiary, unless the debt securities of such series are secured by such a Mortgage equally and ratably with all other indebtedness thereby secured. Such covenant does not apply to:

(a) Mortgages on any Principal Property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary;

(b) Mortgages on any Principal Property acquired, constructed or improved by the Company or any Restricted Subsidiary after the date of the indenture which are created or assumed contemporaneously with such acquisition, construction or improvement or within 120 days after the latest of the acquisition, completion of construction (including any improvement on any existing property) or commencement of commercial operation of such property;

(c) Mortgages on any Principal Property or shares of stock or indebtedness acquired from a corporation merged with or into the Company or a Restricted Subsidiary;

(d) Mortgages on any Principal Property to secure indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary;

(e) Mortgages on any Principal Property in favor of the United States of America or any State thereof or The Commonwealth of Puerto Rico or any political subdivisions thereof to secure progress or other payments or to secure indebtedness incurred for the purpose of financing the cost of acquiring, constructing or improving such Principal Property (including Mortgages incurred in connection with pollution control, industrial revenue, Title XI maritime financings or similar financings);

(f) Mortgages existing on the date of the indenture; and

(g) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Mortgage referred to in the foregoing clauses (a) to (f), inclusive. (Section 3.6)

Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may, without securing the debt securities of any series, create or assume Mortgages (which would otherwise be subject to the foregoing restrictions) securing indebtedness in an aggregate amount which, together with all other Exempted Debt (as defined) of the Company and its Restricted Subsidiaries, does not at the time exceed 10% of the Company’s consolidated net tangible assets (defined in the indenture as total assets less current liabilities and intangible assets). (Section 3.6)

Sale and Lease-Back Transactions. The indenture provides with respect to each series of debt securities that, unless the terms of such series of debt securities provide otherwise, Sale and Lease-Back Transactions (as defined) by the Company or any Restricted Subsidiary of any Principal Property are prohibited except in the event that (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a Mortgage on the Principal Property to be leased equal in amount to the Attributable Debt (as defined) with respect to such Sale and Lease-Back Transaction without equally or ratably securing the debt securities of such series; or (b) the Company applies an amount equal to the fair value of the property sold to the purchase of Principal Property or to the retirement of Long-Term Indebtedness (as defined) of the Company within 120 days of the effective date of any such Sale and Lease-Back Transaction. In lieu of applying such amount to such retirement the Company may deliver debt securities to the trustee for cancellation, such debt securities to be credited at the cost thereof to the Company. (Section 3.7)

Notwithstanding the foregoing, the Company or any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction (which would otherwise be subject to the foregoing restrictions) as long as the Attributable Debt resulting from such Sale and Lease-Back Transaction, together with all other Exempted Debt (as defined) of the Company and its Restricted Subsidiaries, does not at the time exceed 10% of the Company’s consolidated net tangible assets. (Section 3.7)

The term “Principal Property” means the Company’s principal office building and each manufacturing plant or research facility located within the territorial limits of the States of the United States of America or The Commonwealth of Puerto Rico (but not within any other territorial possession) of the Company or a Subsidiary except such as the Board of Directors by resolution reasonably determines (taking into account, among other things, the importance of such property to the business, financial condition and earnings of the Company and its consolidated Subsidiaries taken as a whole) not to be a Principal Property. (Section 1.01)

The term “Subsidiary” means any corporation the outstanding securities of which having ordinary voting power to elect a majority of the board of directors of such corporation are at the time owned or controlled by the Company or by one or more Subsidiaries or by the Company and one or more Subsidiaries, other than a Subsidiary which is engaged primarily in financing receivables, making loans, extending credit, providing financing from foreign sources or other activities of a character conducted by a finance company. The term “Restricted Subsidiary” means any Subsidiary which owns a Principal Property. (Section 1.01)

Consolidation, Merger and Sale of Assets. The Company may not consolidate with, merge into, or sell or convey its property and assets substantially as an entirety to another entity unless the successor entity assumes all the obligations of the Company under the indenture and the debt securities and after giving effect thereto, no default or Event of Default shall have occurred and be continuing and such successor entity shall be incorporated under the laws of the United States or any State. Thereafter, except in the case of a conveyance by way of lease, all such obligations of the Company shall terminate. (Section 9.1) The indenture further provides with respect to each series of debt securities that, unless the terms of such series of debt securities provide otherwise, the Company will not, and will not permit any Restricted Subsidiary to, merge or consolidate with another corporation, or sell all or substantially all of its assets to another corporation for a consideration other than the fair value thereof in cash, if such other corporation has outstanding obligations secured by a mortgage which, after such transaction, would extend to any Principal Property owned by the Company or such Restricted Subsidiary prior to such transaction, unless the

Company or such Restricted Subsidiary shall have effectively provided that the debt securities of such series will be secured by a mortgage which, upon completion of the aforesaid transaction, will rank prior to such mortgage of such other corporation on any Principal Property. (Section 3.6)

The provisions of the indenture do not afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the debt securities.

Events of default

An Event of Default with respect to debt securities of any series is defined under the indenture as being:

(a) default in payment of any principal of the debt securities of such series, either at maturity, upon any redemption, by declaration or otherwise;

(b) default for 30 days in payment of any interest on any debt securities of such series;

(c) default for 90 days after written notice in the observance or performance of any other covenant or agreement in the debt securities of such series or the indenture;

(d) certain events of bankruptcy, insolvency or reorganization; or

(e) any other Event of Default provided for in the debt securities of such series or in the supplemental indenture creating such debt securities. (Section 5.1)

The indenture provides that (i) if an Event of Default described in the foregoing clauses (a), (b), (c) or (e) (if the Event of Default under clause (c) or (e) is with respect to less than all series of debt securities then outstanding) shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of the debt securities of all affected series (treated as one class) then outstanding may then declare the principal of all debt securities of all such affected series and interest accrued thereon to be due and payable immediately; and (ii) if an Event of Default described in the foregoing clauses (d), (c) or (e) (if the Event of Default under clause (c) or (e) is with respect to all series of debt securities then outstanding) shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of all debt securities then outstanding (treated as one class) may declare the principal of all debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of or interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all such affected series then outstanding. (Section 5.1)

Subject to certain limitations, the holders of a majority in principal amount of the outstanding debt securities (treated as one class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. (Section 5.9)

The indenture provides that no holder of debt securities may institute any action under the indenture (except actions for payment of overdue principal or interest) unless such holder previously shall have given to the trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) then outstanding shall have requested the trustee to institute such action and shall have offered the trustee reasonable indemnity, the trustee shall not have instituted such action within 60 days of such request and the trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class). (Section 5.6)

The indenture contains a covenant that the Company will file annually with the trustee a certificate of no default or a certificate specifying any default that exists. (Section 3.5)

Defeasance

The indenture provides that, with respect to each series of debt securities, unless the terms of such series of debt securities provide otherwise, the Company shall be discharged from its obligations under the debt securities of such series if the Company irrevocably deposits with the trustee in trust (i) cash, or (ii) in the case of any series of debt securities the payments on which may only be made in Dollars (as defined), U.S. Government Obligations (as defined), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash or (iii) any combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants to pay when due the principal and interest on all debt securities of such series and any mandatory sinking fund payments provided that certain other conditions are met. These conditions include the delivery to the trustee of an opinion of counsel to the effect that the Holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. Upon such discharge, the provisions of the indenture with respect to the debt securities of such series shall no longer be in effect except for certain rights, including registration of transfer and exchange of debt securities of such series and substitution of mutilated, defaced, destroyed, lost or stolen debt securities. (Section 10.1)

The Company will be released from its obligations with respect to the covenants relating to the limitation on liens and sale and lease-back transactions and the restriction on consolidations, mergers and sale of assets with respect to the debt securities on and after the date the conditions set forth below are satisfied (“covenant defeasance”). Covenant defeasance means that, with respect to the outstanding debt securities of any series, the Company may omit to comply with and will have no liability in respect of any term, condition or limitation with respect to such provisions of the indenture and such omission to comply shall not constitute an Event of Default, but the other terms of the indenture and such debt securities shall be unaffected thereby. The following are the conditions to covenant defeasance: (a) the Company has irrevocably deposited or caused to be deposited with the trustee in trust (i) cash, or (ii) in the case of any series of debt securities the payments on which may only be made in Dollars, U.S. Government Obligations maturing as to principal and interest at such times and in such amounts as will insure the availability of cash or (iii) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants to pay when due (A) the principal and interest on all debt securities of such series and (B) any mandatory sinking fund payments; (b) no Event or Default or event which with notice or lapse of time or both would become an Event of Default with respect to the debt securities shall have occurred and be continuing on the date of such deposit; and (c) certain other customary conditions. (Section 10.1)

Modification of the indenture

The indenture provides that the Company and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

(a) secure any debt securities;

(b) evidence the assumption by a successor corporation of the obligations of the Company;

(c) add covenants for the protection of the holders of debt securities;

(d) cure any ambiguity or correct any inconsistency in the indenture;

(e) establish the forms or terms of debt securities of any series; and

(f) evidence the acceptance of appointment by a successor trustee. (Section 8.1)

The indenture also contains provisions permitting the Company and the trustee, with the consent of the holders of not less than a majority in principal amount of debt securities of each series then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided that the Company and the trustee may not, without the consent of the holder of each outstanding debt security affected thereby,

(a) extend the final maturity of the principal of any debt security or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon or reduce any amount payable on the redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount) or interest thereon is payable or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or alter certain provisions of the indenture relating to debt securities not denominated in U.S. dollars or impair the right to institute suit for the enforcement of any payment on any debt security when due;

(b) reduce the aforesaid percentage in principal amount of debt securities of any series, the consent of the holders of which is required for any such modification; or

(c) modify any of the foregoing provisions except to increase the aforesaid percentage or to provide that other provisions of the indenture may not be amended or waived without the consent of the holder of each outstanding debt security affected thereby. (Section 8.2)

The trustee

The trustee, JPMorgan Chase Bank, is the administrative agent and a lending bank under our credit facilities. In addition, one or more affiliates of the trustee have performed and may continue to perform various commercial banking, investment banking and financial advisory services for us.

Tax consequences to holders

The prospectus supplement will contain a summary of the material U.S. federal income tax consequences, if any, to persons investing in the debt securities offered by that prospectus supplement. In addition, if the tax laws of foreign countries are material to a particular series of debt securities, a prospectus supplement may describe the principal income tax consequences of acquiring, owning and disposing of such series of debt securities. The summary of tax consequences contained in the prospectus supplement will be presented for informational purposes only, however, and will not be intended as legal or tax advice to prospective purchasers. You should consult your own tax advisor prior to any acquisition of debt securities.

Plan of distribution

General

The debt securities may be sold:

• to or through underwriting syndicates represented by managing underwriters;

• through one or more underwriters without a syndicate for them to offer and sell to the public;

• through dealers or agents; or

• to investors directly in negotiated sales or in competitively bid transactions.

The prospectus supplement for each series of securities we sell will describe that offering, including:

• the name or names of any underwriters;

• the purchase price and the proceeds to us from that sale;

• any underwriting discounts and other items constituting underwriters’ compensation;

• any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

• any securities exchanges on which the securities may be listed.

Underwriters

If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. The underwriters will be obligated to purchase all of these securities if any are purchased.

The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We also may sell the securities in connection with a remarketing upon their purchase, in connection with a redemption or repayment, by a remarketing firm acting as principal for its own account or as our agent. Remarketing firms may be deemed to be underwriters in connection with the securities that they remarket.

We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us, at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

Agents

We may also sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement.

Direct sales

We may sell any of the securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of these securities.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933 and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

No assurance of liquidity

The securities offered hereby may be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the securities. We cannot assure you that there will be liquidity in the trading market for any securities of any series.

Legal matters

The validity of the debt securities offered by this prospectus and any prospectus supplement will be passed upon for us by Simpson Thacher & Bartlett LLP, our counsel.

Experts

The consolidated financial statements of Wyeth at December 31, 2002 and 2001 and for each of the two years in the period ended December 31, 2002 incorporated by reference in this prospectus have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Wyeth for the year ended December 31, 2000 incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, our previous independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said report.

Arthur Andersen LLP completed its audit of our consolidated financial statements at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and issued its report with respect to such consolidated financial statements on January 24, 2002. On June 15,

2002, Arthur Andersen LLP was convicted of obstruction of justice for activities relating to its previous work for Enron Corp., and Arthur Andersen LLP ceased to audit publicly held companies in August 2002. Investors in the securities which may be sold under any prospectus supplement may not be able to effectively recover against Arthur Andersen LLP for any claims they may have under securities or other laws as a result of Arthur Andersen LLP’s previous role as our independent public accountants and as author of the audit report for the audited financial statements for the year ended December 31, 2000, incorporated by reference in this prospectus.